FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 3, 2009

Item 3: News Release:

A news release dated and issued on December 3, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Intersects high grade gold up to 44.39 g/t (1.56 ounces/ton) at Destiny Gold Project, Québec

Item 5: Full Description of Material Change:

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High grade gold including 44.39 g/t (1.56 ounces./t), 39.5 g/t (1.39 ounces./t) and 20.6 g/t (0.72 ounces/t) across 0.5m intersected in wide shear zones

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Open along strike and at depth

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Phase 1 5000 metre diamond drill program underway

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Phase II drill program slated for early 2010

December 3, 2009  Vancouver, B.C.  Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J)  and Alto Ventures Ltd. (ATV: TSX-V are pleased to announce high-grade gold results from the first five diamond drill holes completed at the DAC Deposit on the Destiny Gold Project, Quebec.  High grade quartz veins including 44.39 g/t gold (1.56 oz./t), 39.5 g/t gold (1.39 oz./t)and 20.6 g/t gold (0.72 oz./t) across 0.5m were intersected.  These veins occur within wide shear-related alteration zones which themselves are gold bearing.

Subject to final results of the current drill program, Pacific North West Capital plans to begin Phase II drilling in early 2010.  A third phase of drilling is slated for Spring/Summer 2010 and its size will be dependent on the results found in Phases I & II.  The objective of the above mentioned program is to expand the current NI 43-101 on the project.

These first five holes are part of a 5,000m, 14 hole drill program designed to expand the known resources at the DAC zone through infill and step-out drilling.

The property is located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region, Quebec. The geological environment at Destiny is similar to the main Val d’Or belt, one of the major mining centres in the Province of Québec, and host to many mine development projects. The property is road accessible with excellent mining infrastructure and support facilities nearby.

Table of significant gold assays

Hole Number	From (m)	To (m)	Width (m) *downhole	Au (g/t)
DES09-120 includes	256.5 294.7 299.2 336.5	257.5 301.0 299.7 337.0	1.0 6.3 0.5 0.5	3.08 4.36 44.39 1.6
DES09-121	37.5 46.9 105.5 147.2	38.1 47.4 113.5 147.7	1.0 0.5 8.0 0.5	2.13 1.19 0.6 1.93
DES09-122 includes includes	103.7 110.7 145.0 152.5 234.4 241.4	111.2 111.2 159.5 153.7 235.5 262.0	7.5 0.5 14.5 0.7 1.1 20.6	1.9 3.34 0.7 4.57 3.78 0.23
DES09-123 includes includes includes	160.0 163.7 199.0 200.0 236.4 269.9 312.1	165.2 164.7 217.3 201.0 271.5 270.5 212.8	5.2 1.0 18.3 1.0 35.1 0.6 0.7	2.43 9.74 1.05 10.81 0.46 5.90 4.54
DES09-124 includes includes and includes	217.0 232.0 233.5 250.0 276.0 279.0 285.5 330.8 331.3 377.3 385.85	229.0 237.2 234.0 266.0 291.2 280.0 286.0 335.7 331.8 377.8 386.65	12.0 5.2 0.5 16.0 15.2 1.0 0.5 4.9 0.5 0.5 0.8	0.39 2.26 20.62 0.31 1.29 5.81 8.42 4.61 39.5 2.21 1.69

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported.

PFN has allocated a $600,000 budget to the Destiny Gold Project for 2009 and the work program is being managed by Alto Ventures Ltd.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Property is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t (6.29 oz./ton) gold over a df 4rill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource o44,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007, available on the company’s website). . Drill-hole cross sections and a 3D model were generated for the DAC Deposit in 2008 and are posted on www.corebox.net.

Pacific Northwest Capital Corp. has entered into an Option Agreement for the Destiny Gold Property. Under the terms of the Option Agreement, PFN will pay Alto Ventures Ltd., $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Property. Subsequent to vesting of its interest, the contract between the Parties calls for the formation of a Joint Venture with ATV to further develop the project.

Mike Koziol, P. Geo., P.Eng. And Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

Quality Assurance/ Quality Control

Core processing included descriptive logging and selection of samples for analyses. The NQ-size cores were sawed in half and one half was delivered to a commercial laboratory.  The samples were delivered to the Accurassay preparation laboratory in Sudbury where they were crushed and a 500 gram pulp was prepared.  The pulp was then shipped to Accurassay Laboratories in Thunder Bay for analyses. The gold assaying method uses a standard Fire Assay with AA finish technique on a 30 gram aliquot taken from a 500 gram split from the submitted sample.  Commercially prepared standards and blanks were inserted by Alto every 25 samples to ensure precision of the results.  The laboratory performs repeat check assays every 10 samples on pulps to ensure internal lab quality control.  The results reported represent mathematical averages of all analyses performed on each specific sample.

Robert J. Tremblay P. Geo (Quebec), Consulting Geologist to Alto Ventures, is responsible for supervision of the diamond drilling program.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 3rd day of December 2009.